

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 6, 2017

Thomas L. Carter, Jr.
President, Chief Executive Officer and Chairman
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, TX 77002

Re: Black Stone Minerals, L.P.
Registration Statement on Form S-3
Filed February 2, 2017
File No. 333-215857

Dear Mr. Carter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources